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                                                                       EXHIBIT 2
                            CONFIDENTIAL TREATMENT

[LOGO] RESTAURANT
       SERVICES
       INC.
       Burger King(R) Purchasing & Service Co-op
       -------------------------------------------------------------------------

April 26, 1994


Mr. James T. Hudson
Chairman/CEO
HUDSON FOODS, INC.
P.O. Box 777
Rogers, AR 72756


                              SUPPLIER AGREEMENT
                              ------------------

Dear Mr. Hudson:

The purpose of this Supplier Agreement is to express our mutual agreement regarding a purchase and supply arrangement (the "Supply Arrangement") between Hudson Foods, Inc. ("Hudson Foods") and Restaurant Services, Inc., as purchasing agent for the Burger King System (the "BK System").

The terms and conditions of the Supply Arrangement are hereby agreed to be as follows:

1.   The Plant

     Hudson Foods will be building a beef production facility (the "Plant") in Columbus, Nebraska, and is willing to commit a portion of the capacity of the Plant to the production of formed beef patties ("Product") for the BK System.

     Restaurant Services, Inc. ("RSI"), as purchasing agent for the BK System, desires to obtain such capacity for the BK System, upon the terms and conditions hereinafter set forth, and such other terms and conditions as the parties hereto may hereafter mutually agree upon in writing.

2.   Term; Quantities

     (a) Subject to the provisions of paragraph 2(c) hereof, this Supplier
Agreement shall run for a period of     *     years (the "Term"), commencing on
the first day of the month first following the later of the Plant (i) becoming operational, or (ii) being approved by Burger King Corporation ("BKC") as a supply facility for the BK System (the "Commencement Date"). During the Term of this Supplier Agreement, Hudson Foods shall sell to the BK System, and RSI, as purchasing agent for the BK System, shall cause the BK System to purchase from
Hudson Foods, a minimum of     *    pounds of Product per Contract Year, subject
to the the terms and conditions contained herein. "Contract Year" shall mean
each of the     *     consecutive 12-month periods occurring during the Term,
with the first Contract Year beginning on the Commencement Date and subsequent Contract Years beginning on anniversaries of the Commencement Date.

* Confidential information omitted and filed separately with the Securities and Exchange Commission


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     (b) RSI shall cause the BK System to purchase from Hudson Foods an average
of     *     pounds of Product per week during each Contract Year. However, the parties understand and acknowledge that the quantity of Product actually purchased by the BK System in any week during a Contract Year will vary, due to seasonality or other factors. RSI may, at its discretion, choose to buy
quantities in excess of     *     pounds of Product per week, up to a maximum
of     *     pounds of Product (unless RSI and Hudson Foods shall agree to a larger amount) in any one week. Hudson Foods guarantee weekly production of up
to     *     pounds of Product should RSI choose to purchase up to that quantity. RSI further agrees that, should an event contemplated by paragraph 14 hereof render RSI unable to meet its obligations under paragraph 2(a) hereof, RSI will cause Hudson Foods to be treated no less favorably than any other supplier of Product to the BK System.

     (c) Hudson Foods will not during the Term of the Supply Arrangement sell Product from the Plant to any other fast food restaurant that features hamburgers. Such fast food restaurants shall include, without limitation, McDonalds, Wendy's, Hardee's, and other national chain restaurants with similar marketing plans. Nothing herein shall prevent Hudson Foods from selling Product to national chain restaurants not specializing in fast food (such as, without limitation, Shoney's, Bennigan's, Chili's, Hooters, and other comparable restaurants), nor shall Hudson Foods be prevented from selling Product to any customer if the Product is not produced at the Plant. If Hudson Foods should breach or violate any of the provisions of this paragraph 2(c), then RSI, at its option, may, without any liability whatsoever to Hudson Foods, terminate this Supplier Agreement by the delivery of written notice to Hudson Foods.

3.   Purchase Price

     Hudson Foods will manufacture and deliver the Product FOB the Plant, at a price per pound composed of the actual cost of raw material, adjusted for actual
shrinkage and inbound freight, plus a manufacturing cost of     *    per
hundredweight of Product (the "Manufacturing Cost").

Should a material change to the USDA rules and regulations or BKC specifications occur, then this Supplier Agreement will be reviewed by the parties, and if necessary, the parties will in good faith renegotiate the appropriate provisions of this Supplier Agreement.

4.   Profit Sharing

     (a) The parties acknowledge that it is their mutual goal to create a Plant capable, by means of production and other efficiencies, of producing Product at or below the price set forth in paragraph 3 above, and that cost savings derived from the utilization of the Plant for processing products for sale outside the BK System will be shared with RSI. Consequently, Hudson Foods agrees that if the ROI (as defined herein) during any Contract Year, except the first two Contract
Years, exceeds     *     percent, then it will pay to RSI one-half (1/2) of the
amount by which total RSI EBIT (as defined herein) for the Contract Year exceeds the total RSI EBIT for that Contract Year that would have produced ROI of
    *    percent. Payments, if any, due under this paragraph 4(a) shall be


* Confidential information omitted and filed separately with the Securities and Exchange Commission

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made within 45 days of the end of each Contract Year. For purposes of this calculation, the first two Contract Years will be aggregated and treated as one Contract Year.

     (b) Except as provided otherwise in this Supplier Agreement, ROI, RSI EBIT and RSI Allocated Investment shall be computed in accordance with generally accepted accounting principles. Terms used in this paragraph 4 shall have the following meanings:

     "ROI" shall mean the return on investment during any Contract Year, and shall be equal to (x) RSI EBIT with respect to such Contract Year measured as a percentage of (y) RSI Allocated Investment as of the Investment Calculation Date for such Contract Year.

     "RSI EBIT" shall mean with respect to any Contract Year the Plant's earnings before interest and income taxes derived from sales to the BK System under this Supplier Agreement, and shall be the amount (positive or negative) that equals (x) the Plant's gross sales under this Supplier Agreement during the relevant Contract Year minus (y) the sum of (A) all costs (other than interest and income taxes) incurred during such Contract Year exclusively in connection with production under this Supplier Agreement plus (B) a Pro Rata Portion of any costs (other than interest and income taxes) incurred during such Contract Year in connection with operation of the Plant as a whole.

     "RSI Allocated Investment" shall mean the net value, measured as of an Investment Calculation Date, of all assets (which shall include, without limitation, property, plant and equipment, net of accumulated depreciation, inventory and accounts receivable) that are allocated to production under this Supplier Agreement. The assets "allocated to production under this Supplier Agreement" shall be, as of any Investment Calculation Date, the sum of (x) the net value of assets dedicated exclusively to production under this Supplier Agreement plus (y) a Pro Rata Portion of the net value of any assets relating to the Plant as a whole.

     "Investment Calculation Date" shall mean, with respect to the first Contract Year, the end of the third (3rd) full month immediately following the Commencement Date, and with respect to any subsequent Contract Year, the first day of such Contract Year.

     "Pro Rata Portion" shall mean, for purposes of calculating RSI EBIT, a pro rating of costs based upon total sales (in dollars) under this Supplier Agreement during the relevant Contract Year, measured as a percentage of total sales (in dollars) for the Plant during such Contract Year, and for purposes of calculating RSI Allocated Investment as of any Investment Calculation Date, a pro rating of assets based upon total sales (in dollars) under this Supplier Agreement during the Contract Year to which such Investment Calculation Date relates, measured as a percentage of total sales (in dollars) for the Plant during such Contract Year. The determination of any costs and assets that are to be pro rated shall be made in accordance with the cost accounting practices routinely and customarily employed by Hudson Foods.

5.   Foreign Beef Purchases

     RSI shall have the right (but not the obligation) to have Hudson Foods purchase, for normal purchasing cycles, at a price negotiated by RSI, foreign beef directly from

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sellers of imported beef that RSI may choose to direct them to deal with. Such beef shall be shipped to Hudson Foods, as designated by RSI.

6.   Inspection Rights

     RSI or its designee shall have the right from time to time to inspect the Plant and to inspect and audit the books, records and accounts of Hudson Foods to verify Hudson Foods' costs and sales to the BK System and any other information pertaining to the Supply Arrangement. RSI agrees to regard all information disclosed by Hudson Foods as confidential and not disclose it.

7.   BKC Approval

     Hudson Foods acknowledges and agrees that BKC and the USDA must approve the Plant (which is a BKC- and USDA-approved facility) before product can be purchased for the BK System. If the Plant does not receive USDA and BKC approval, then this Supplier Agreement shall terminate.

     Should the BKC or the USDA approval of the Plant be suspended during the Term of this Supplier Agreement, then RSI's obligations under this Supplier Agreement will be suspended unless and until Hudson Foods receives new USDA and BKC approvals.

     Any RSI approval of the Plant shall be based upon the application, in good faith, of standards no more stringent than those applied to other suppliers of Product to the BK System.

8.   Confidentiality

     In the event of termination of this Supplier Agreement after execution, each party to whom information is disclosed shall return to the other party all statements, documents or other written information furnished by such other party.

9.   Completion Date

     Hudson Foods agrees that it will (a) use its best efforts to have the Plant completed and operational by December 31, 1994 and (b) advise RSI monthly in writing of progress on construction of the Plant and the anticipated completion date.

10.  Sharing of Information

     Hudson Foods agrees that it will share with RSI, and, at RSI's direction, with other Burger King approved suppliers, and RSI agrees that it will share in writing and cause other Burger King approved suppliers to share in writing with Hudson Foods, information with regard to equipment or manufacturing techniques that are designed to improve cost and/or performance of the Burger King Product produced. The terms upon which such sharing of information will occur will be agreed to when the changes or enhancements are identified. Any cost savings attributable to the information provided will be shared equally by RSI and Hudson Foods; provided, however, that no payment shall be required under


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this paragraph 10 with respect to any Contract year as to which any payment is due RSI under paragraph 4 hereof. Hudson Foods shall have no obligation to implement any such shared information.

11.  Credit Policy

     Hudson Foods will sell the Product, as directed and delegated by RSI, to all approved Burger King distributors under Hudson Foods' established credit terms and conditions. Credit limits will be established based upon Hudson Foods' credit analysis. Hudson Foods, at its sole discretion, may decide not to extend credit to a distributor that does not comply with those credit terms or has exceeded its credit limits. Hudson Foods' credit policy will be administered without prejudice among similarly qualified distributors.

12.  General Terms and Conditions

     The General Terms and Conditions attached hereto as Appendix I are hereby incorporated herein by reference.

13.  Reports

     Hudson Foods shall supply to RSI from time to time such information and reports as RSI may reasonably require.

14.  Force Majeure

     If Hudson Foods or RSI shall be rendered unable by natural catastrophe or any other cause not within the reasonable control of the party claiming suspension to perform any of its obligations in delivery or receipt of Product hereunder, then the obligations of Hudson Foods or RSI shall be suspended, to the extent they are unable, in whole or in part, to deliver or receive Product; provided, however, that the negligence of either Hudson Foods or RSI shall not excuse its own performance hereunder.

If the foregoing accurately states our agreement, please so indicate by having a copy of this Supplier Agreement signed in the space provided below and by returning that copy to the undersigned.

Very truly yours,

RESTAURANT SERVICES, INC.

By: /s/ RONALD CEGNAR
    -------------------------------------
    Ronald Cegnar
    President and Chief Executive Officer

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          The foregoing correctly
          states our agreement:

          HUDSON FOODS, INC.


          By: /s/ Michael T. Hudson
              -------------------------------------
              Michael T. Hudson
              President and Chief Operating Officer





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